Exhibit 99.1

GOLD RESERVE REPORTS ON RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

SPOKANE, WASHINGTON, November 16, 2023 NR-23-05

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that, at the annual general meeting of shareholders held November 15th, 2023 (the “Meeting”), James H. Coleman, Rockne J. Timm, Yves M. Gagnon, Robert A. Cohen, James Michael Johnston, James Tunkey and David Knight were elected to the Board of Directors of Gold Reserve to hold office until the next annual meeting or until their successors are duly elected or appointed.

David Knight was not on the slate of directors recommended by management of the Company in the management information circular in connection with the Meeting. Shareholder motions were made at the Meeting to: (a) increase the number of directors to be elected from 6 to 7, and (b) nominate for election David Knight as a director of the Company, both of which were approved by shareholders present or represented by proxy at the Meeting.

Mr. Knight is a retired lawyer with 40 years’ experience in the areas of securities and mining law. Prior to his retirement in 2021, Mr. Knight acted as a legal advisor to the Company and currently acts as a consultant. PricewaterhouseCoopers LLP were also appointed as auditors of the Company and the audited financial statements of the Company for the year ended December 31, 2022 were duly received.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward- looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with the U.S. and Canadian sanctions against Venezuela and/or its government officials, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2022 which have been filed on SEDAR+ and are available under the Company’s profile at https://www.sedarplus.ca and which form part of the Company’s Form 40-F for the year ended December 31, 2022 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release has been approved by Rockne J. Timm, CEO of the Company.

For additional information please contact:

Gold Reserve Inc. Contact
Jean Charles Potvin
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634